Exhibit 21.1

List of Subsidiaries of Ellington Financial LLC

Name	State of Incorporation or Organization
EF Mortgage LLC	Delaware
EF Securities LLC	Delaware
EF CMO LLC	Delaware
Ellington Financial Operating Partnership LLC	Delaware
EF Corporate Holdings LLC	Delaware
EF MBS/ABS Holdings LLC	Delaware
EF SBC 2013-1 LLC	Delaware